i-STAT
 CORPORATION

December 29, 2003

Dear Stockholder:

        We are pleased to inform you that on December 12, 2003, i-STAT Corporation ("i-STAT") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Abbott Laboratories ("Abbott") and Senator Acquisition Corporation (the "Purchaser"), a wholly owned subsidiary of Abbott. As provided in the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase, in cash, without interest, (i) all outstanding shares of i-STAT's common stock not already held by Abbott, including the associated rights to purchase preferred stock issued under i-STAT's stockholder protection agreement of June 26, 1995 (together, the "Common Shares"), for $15.35 per share (the "Offer Price"), (ii) all outstanding shares of i-STAT Series D convertible preferred stock, par value $.10 per share (the "Series D Shares" and, together with the Common Shares, the "Shares") at an amount per share equal to the Offer Price multiplied by the number of Common Shares into which such Series D Shares are convertible as of the final expiration of the Offer and (iii) all outstanding six-year warrants to purchase Common Shares expiring in 2007 and having an exercise price of $8.00 per share at a price of $7.35 net per Common Share purchasable under such warrant. The Offer is subject to the terms and conditions in the Purchaser's Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser's offering materials. As provided in the Merger Agreement and subject to the satisfaction or waiver of certain conditions, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into i-STAT, and all Shares not purchased in the Offer (other than Shares held by Abbott and its subsidiaries, by dissenting stockholders or by i-STAT) will be converted into the right to receive the same price per Share as stockholders received in the Offer.

        Your Board of Directors has unanimously approved the Offer, the Merger and the Merger Agreement and has determined that the terms of each are fair to, and in the best interests of, i-STAT and its stockholders. Accordingly, the Board recommends that stockholders accept the Offer and tender their Shares in the Offer. In arriving at its recommendation, the Board gave careful consideration, over an extended period of time, to a number of factors including the opinions received by the Board from Credit Suisse First Boston LLC, i-STAT's financial advisor, and The Delaware Bay Company, Inc. that, as of the date of such opinions and based upon and subject to certain considerations and assumptions stated therein, the Offer Price of $15.35 per share in cash is fair, from a financial point of view, to the holders of i-STAT common stock (other than Abbott and its affiliates).

        Attached is a copy of the Schedule 14D-9 filed by i-STAT with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated December 29, 2003, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

Sincerely,

J. Robert Buchanan, M.D. Chairman of the Board	William P. Moffitt President and Chief Executive Officer